[redacted]

13012827

SEC Processing Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **03/05/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OTC Link LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 Hudson Street, 2nd floor
(No. and street)

New York	**NY**	**10013**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Cooper — **516-375-3768** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained i[n this form] are not required to respond unless the form displays a currently valid OMB contr[ol number.]

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

February 27, 2013

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Nancy Cooper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to OTC Link LLC, a wholly-owned subsidiary of OTC Markets Group Inc., (hereafter referred to as the "Company") as of December 31, 2012 and for the period March 5, 2012 (date of registration) to December 31, 2012, are true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

Nancy Cooper
Chief Financial Officer

Subscribed and sworn to before me this
27th day of February, 2013

NOTARY PUBLIC

Daniel Zinn, Esq
Notary Public
Certified in New York County
Registration No. 02ZI6179088
Expires: 12/24/2015

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281 USA

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

INDEPENDENT AUDITORS REPORT

To the Member of OTC Link LLC:

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company"), a wholly-owned subsidiary of OTC Markets Group Inc., as of December 31, 2012 and the related notes to the statement of financial condition (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Statement of Financial Condition
As of December 31, 2012
(dollars in thousands)

Assets		
Cash	$	4,618
Accounts receivable from subscribers, net of allowance for doubtful accounts of $50		1,662
Due from affiliates		65
Other assets		3
Total Assets	$	6,348
Liabilities and Member's Equity		
Accounts payable	$	203
Accrued expenses and other liabilities	$	262
Due to affiliates		539
Deferred revenue		365
Total Liabilities		1,369
Member's Equity		4,979
Total Liabilities and Member's Equity	$	6,348

See accompanying notes to statement of financial condition

NOTE 1. DESCRIPTION OF BUSINESS

Overview

OTC Link LLC (the "Company") is a broker-dealer and Alternative Trading System ("ATS") registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and a wholly-owned subsidiary of OTC Markets Group Inc. ("OTC Markets Group" or the "Member"). During the registration process, the Company incurred start-up expenses, which were funded by the Member and subsequently reflected on the Company's financial statements. The Company was formed in 2010, received capital contributions totaling $510 from the Member, became a FINRA member on March 5, 2012 and began operating on June 1, 2012. FINRA granted the Company an exemption, under FINRA Rules 6183, 6625, and 6731, from equity trade reporting obligations and similar obligations for Trade Reporting and Compliance Engine ("TRACE") eligible securities, provided the Company continues to meet the criteria specified in the rules.

The Company has not engaged in any of the following activities:

- Carrying securities accounts for clients;
- Receiving or holding securities or funds of clients;
- Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

On June 1, 2012, the Company began operating the OTC Link ATS interdealer quotation and messaging system. OTC Link ATS directly links a diverse network of leading U.S. broker-dealers providing liquidity and execution services in a wide spectrum of U.S. and global securities. OTC Link ATS's real-time price transparency and connectivity offers broker-dealers control of trades and choice of counterparties so they can efficiently provide best execution, attract order flow and comply with FINRA and SEC regulations.

The Company generates revenues by offering a suite of subscription based quotation and trade-messaging services to a diverse network of broker-dealers operating as market makers, agency brokers and Alternative Trading Systems, including Electronic Communication Networks ("ECN").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash is recorded at carrying value. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses among all subscribers across all business lines. The allowance is based on several factors, including a continuous assessment of the collectability of subscriber accounts. When it is known that a specific customer will not meet its financial obligations, management will reduce the receivable balance to the amount that is expected to be collected.

Income Taxes

The Company is a single member LLC, therefore no federal or state income tax asset or liability is included in the accompanying statement of financial condition. OTC Markets Group is responsible for such taxes based on its share of the Company's income.

Fair Value

Cash, accounts receivable, accounts payable, and accrued expenses are measured at carrying value, which approximates fair value.

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standards update requiring new disclosures about financial instruments and derivative instruments that are either offset by, or subject to, an enforceable master netting arrangement or similar agreement. The standards update is effective for fiscal years beginning after December 15, 2012. The Company does not expect the adoption of this standard to have a material impact on its statement of financial condition.

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective June 1, 2012, OTC Markets Group provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. General and administrative support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of compensation and benefits, which includes salaries, bonuses, and equity awards, and related costs of all support services personnel performing duties on behalf of the Company, including but not limited to technology support and development, accounting, and other support services; and

e. Bookkeeping services, such as payment of approved expenses and collection of receivables.

Throughout the year, an allocation of costs to support the Company's business, with no mark-up in price, is made to the Company by OTC Markets Group via an expense sharing agreement. The Service Agreement allocates costs to the Company that approximate the costs the Company would incur operating

(in thousands)

as an independent company, however the Statement of Financial Condition may not be indicative of the Company's future performance and it is possible that the Company's financial position would have been different had the Company operated as an independent company during the period presented. To the extent that an asset or liability is directly associated with the Company, it is reflected in the accompanying Statement of Financial Condition.

The Company has recorded a $65 receivable from affiliates for OTC Link accounts receivables from subscribers collected by the Member and a $539 payable to affiliates for service fees as of December 31, 2012 that are included in *Due to/from affiliates* in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which during the first year of approval as a broker-dealer requires the maintenance of minimum net capital to be the greater of $5 or 12.50% of aggregate indebtedness. As of December 31, 2012, the Company had net capital of $3,249, which is in excess of $3,078 in relation to its minimum net capital requirement of $171.

In accordance with the Company's membership Agreement with FINRA, the Company operates pursuant to SEC Rule 15-c3-3(k)(2)(i). The Company does not hold customer funds or safe keep customer securities.

The Company commenced operations on June 1, 2012. On that date the Member capitalized the Company with $1.0 million.

The Company will periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During 2012, the Company made no equity distributions to the Member.

NOTE 5. COMMITMENTS AND CONTINGENCIES

There are no current, past, pending or threatened legal proceedings or administrative actions either by or against OTC Link LLC that could have a material effect on its business or financial condition. The Company is not a party to any past or pending trading suspensions by a securities regulator.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the statement of financial condition was issued. No events have occurred that require adjustment or disclosure.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281 USA

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

February 27, 2013

OTC Link LLC
304 Hudson St., 2nd Floor
New York, NY 10013

In planning and performing our audit of the financial statements of OTC Link LLC (the "Company"), a wholly-owned subsidiary of OTC Markets Group Inc. (the "Member"), as of December 31, 2012 and for the period March 5, 2012 (date of registration) to December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of the Member., management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP